Exhibit 99.1

NOTICE TO THE MARKET

JBS USA ANNOUNCES CLOSING OF

JBS USA LUX S.A., JBS USA FOOD COMPANY AND JBS LUXEMBOURG S.À R.L.’S
OFFERING OF US$2.5 BILLION OF SENIOR NOTES

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS” or “Company”) in accordance with the terms of the Brazilian Securities and Exchange Commission Resolution No. 44/21, as amended, communicates to its shareholders and the market that today its wholly-owned subsidiaries, JBS USA Lux S.A., JBS USA Food Company and JBS Luxembourg S.à r.l., closed US$2.5 billion in aggregate principal amount of senior notes (the “Notes”), consisting of (i) 6.750% senior notes due 2034 in an aggregate principal amount of US$1.6 billion and (ii) 7.250% senior notes due 2053 in an aggregate principal amount of US$900 million.

JBS will use the net proceeds from the offering of the Notes to repay its shorter maturity debt and for general corporate purposes.

“This offering will enhance our liquidity and provide us with additional financial flexibility by extending debt maturities and allowing us to concentrate on providing value to our partners and customers,” said Guilherme Cavalcanti, Global CFO of the Company. “We are very grateful for the strong demand we received during our oversubscribed offering and thankful for the continued support of our investors as we continue to execute our disciplined growth strategy.”

São Paulo, September 19, 2023

Guilherme Perboyre Cavalcanti

Investor Relations Officer

This announcement is not an offer to sell, nor a solicitation to purchase the Notes or any other security and should not be considered an offer, solicitation or sale in any state or jurisdiction where such offer, solicitation or sale is in disagreement with the securities laws.